Exhibit 99.1

Nano Labs Launches New Product Cuckoo3.0 Chip with Significant Improvements in Performance and Energy Efficiency

HANGZHOU, China, May 21, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced that it has launched its latest generation in the Cuckoo series, Cuckoo3.0 chip and achieved the mass production. Cuckoo3.0 represents a significant leap in performance and energy efficiency compared to its predecessor, the Cuckoo2.0 chip.

With an outstanding single-core computing power of 1.2GH/s, Cuckoo3.0 boasts approximately four times the functional performance of Cuckoo2.0. Additionally, its single-core energy consumption has been drastically reduced to 0.14W/MHash, marking an 83% improvement in energy efficiency. Cuckoo3.0 is expected to be integrated into the Company’s next-generation V series products, reinforcing the Company’s commitment to pushing the boundaries of technology in the Web3.0 industry.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Risks and uncertainties that may cause such differences include, among other things: satisfaction of customary closing conditions related to the offering and the sale of the securities and Nano Lab’s ability to complete the offering. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:
Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com